		Exhibit 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2004-1

Original Principal
Class A	702,644,000.00
Class M	175,045,000.00

Number of Notes (000's)
Class A	702,644
Class M	175,045

		2004 Totals
CLASS A
Class A Principal Distributions		165,227,224.40
Class A Interest Distributions		5,631,177.03

CLASS M
Class M Principal Distributions		41,161,953.29
Class M Interest Distributions		1,515,958.58